QIWI Investor Day November 19th, 2018 London Exhibit 99.3

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS «Safe Harbor» Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including, without limitation, statements regarding our business strategy, expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Boris Kim Chairman of the Board, Founder Corporate Governance

QIWI GROUP CORPORATE HISTORY

QIWI

- **1999** — Incorporation of E-port
- **2004** — Incorporation of OSMP
- **2005** — DST (Yuriy Milner) acquires a share in E-port
- **2007** — QIWI brand is created
- **2007** — Merger of OSMP and E-port
- **2009** — Strategic partnership with VISA
- **2009** — “Payment Agent” Law
- **2010** — Payment System Law
- **2011** — QIWI Bank joins the group
- **2011** — Mitsui acquires a share in QIWI
- **2013** — IPO & SPO on NASDAQ
- **2014** — SPO on NASDAQ MOEX
- **2015** — Acquisition of Contact and Rapida
- **2016** — Launch of Interactive Bets Accounting Center (TSUPIS) on QIWI Bank
- **2016** — Launch of SOVEST project
- **2017** — Acquisition of Flocktory
- **2018** — Credit Rating B- from S&P Global
- **2018** — Acquisition of Rocketbank
- **2018** — Tochka multi-bank JV with Bank Otkrtie
- **2018** — SOVEST multi-bank JV with AK Bars Bank

QIWI Investor Day

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QIWI AS A PUBLIC COMPANY Dual class share structure / number of votes Market Capitalization as of November 15th, 2018 The ADS of the Company are traded on both Nasdaq and MOEX, which leads to free cross-flow of securities between the two exchanges > $850 mn Ownership structure (based on SEC filings) Voting structure class A class B 34% 11% Sergey Solonin Otkritie Bank Free-float Mitsui & Co Boris Kim Management 10 votes 1 vote QIWI plc is listed on Nasdaq (QIWI) and MOEX (QIWI)

QIWI GROUP ORGANIZATIONAL STRUCTURE: KEY COMPANIES QIWI plc (Сyprus) JSC QIWI QIWI Payment Services Provider Limited (UAE) QIWI Kazakhstan QIWI Bank (JSC) 100% 99% QIWI Bank is a main processing center for QIWI Wallet, operator of Contact money remittances system, issuing bank of Vise QIWI cards and SOVEST installment cards, account holder and accounting center for JSC Tochka and Rocketbank Operate under the Companies Law, related legislation, and common law of Cyprus 100% 100% JSC Tochka 40% -1 share

BOARD MEMBERS

Independent Directors



Ron Kalifa

WorldPay Executive Director

CEO of Worldpay for more than 10 years

Executive roles in banks in the UK

Member of the Board of Directors in Transport for London and Visa Europe



Osama Bedier

Head of Development at PayPal for 8 years

Founder of Google Wallet&Payments

Founder of Poynt

Member of the Board of Directors in PayRange

Member of Supervisory Board in VEON



Marcus Rhodes

Audit partner in Big4 for 10 years

Profound accounting expert

Audit Committee Chair in several public companies

Elected Directors



Boris Kim

Chairman of the Board, Founder



Sergey Solonin

Founder



Nadia Cherkasova

Bank Otkritie

25+ years of banking experience with the focus on SME segment



Veniamin Polyantsev

Bank Otkritie

15+ years of banking experience with the focus on retail banking

QIWI Investor Day

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CORPORATE GOVERNANCE AUDIT COMMITTEE BOARD OF DIRECTORS COMPENSATION COMMITTEE STRATEGY COMMITTEE Ron Kalifa, Member Marcus Rhodes, Chairman Osama Bedier, Member Osama Bedier, Member Nadia Cherkasova, Member Ron Kalifa, Chairman Osama Bedier, Chairman Veniamin Polyantsev, Member Ron Kalifa, Member Primary responsibilities: Supervise the policies of senior management and the affairs of the company Oversee the operations of the company Up to 7 directors Not less than 3 independent directors Review Financial statement, internal controls and procedures, compliance with legal and regulatory requirements Administrate Equity plans Approve Compensation of CEO Oversee implementation of strategic goals Define Strategy goals David Birch, Counsel to the Strategy Committee Oversee Compensation programs Key goal: to increase long- term stockholder value Establish and review strategy and the key goals of the Company

RISK FRAMEWORK: KEY APPROACHES A comprehensive framework for risk assessment and mitigation Risk Management Levels Board of Directors and CEO Risk Committee Management Goals of Risk Management System Ensure a reasonable assurance for the achievement of strategic goals Preserve assets and maintain business performance Ensure compliance with laws and regulations Group external communication Risk Management Methods and Approaches Risk management is an integral part of all organizational processes Risk management is part of the decision making process Risk management facilitates continuous improvement of the organization The Group aims to create a risk oriented corporate culture Policy Principles Continuity Integration Priority Segregation of duties Functionality Cooperation Endorsement and approval Standardized methodology Timeliness of communications Risk control report purposes Identify risks Evaluate likelihood and potential effect of identified risks Identify risk owners Develop mitigation plan Access and monitor the implementation of mitigation plans

RISK FRAMEWORK: KEY RISKS AND MITIGAYION PRACTICES Key risk mitigation tools and strategies Automatization of on-boarding procedures for individuals and entities Focus on anti-cyclical niches Credit Committee monitors and sets credit limits Sophisticated risk models for SOVEST QIWI SDLC Process is built-in company development process Internal access using NGFW and home made user control Two factor authentication for DB and server-side Diverse fraud monitoring system Board oversees strategy and monitors the development of key projects Monitoring of bills, participation in legislative initiatives Deployed compliance management system Constant development of AML\CFT function Development of customer identification KYC Risk assessment focus areas Strategy and execution risks Credit and counterparty risks Cybersecurity and fraud risks Legislative and regulatory risks: Banking license Personal Data Currency controls (cross boarder) Geo-political, macro and sanctions risks

Participate in the program “Digital Economy” QIWI is a member of: Member of Advisory group for remote identification Participated in preparation of amendments to law proposals «Concerning the Introduction of Amendments to the Federal Law “On the National Payment System” GOVERNMENT RELATIONS

150,000+ children already participated in different Finteen activities 200+ employees involved into the program organization SOCIAL RESPONSIBILITY Educational program launched in 2014. Program aims to improve financial literacy among children and young people and to provide them with information regarding modern financial technologies and digital security FINTEEN SUM FINTEEN RES Thematic programmes in children’s camps Surveys and researches in the field of education FINTEEN FIN FINTEEN HUB Master-classes for school children Knowledge repository and data bases FINTEEN NUB FINTEEN PLAY Internships for high-school seniors Educational games, quizzes and tests development QIWI develops a number of educational programs for youngsters and partners with charitable organizations We work together with charitable organizations and provide them with customized payment solutions so that fundraising is simpler, faster and less costly CHARITY QIWI FINTEEN